EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
RightNow Technologies, Inc.:

We consent to the use of our reports dated March 14, 2007 with respect to the consolidated balance sheets of RightNow Technologies, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference.

Our report on the consolidated financial statements refers to RightNow Technologies, Inc.’s adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment, effective January 1, 2006.

Portland, Oregon
March 14, 2007